Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW and AMSTERDAM, Netherlands — May 25, 2017 — Yandex N.V. (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced that all resolutions proposed at Yandex’s 2017 Annual General Meeting of Shareholders (“AGM”), held on Thursday, May 25, 2017, have been passed.

Yandex also announced several reappointments to its Board of Directors. Herman Gref was reappointed as a non-executive member of the Board of Directors for a three-year term and Arkady Volozh was re-appointed as an executive member of the Board of Directors for a three-year term.

The total number of Class A shares eligible to vote at the AGM was 279,264,982, with a total of 279,264,982 voting rights; the total number of Class B shares was 44,858,734, with a total of 448,587,340 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Proposal One — Approval of 2016 statutory accounts

The below are the results regarding the proposal to approve the 2016 statutory accounts of Yandex:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
548,889,285	214,118	14,522,579

Proposal Two — Addition of 2016 profits to retained earnings

The below are the results regarding the proposal to add the 2016 profits of Yandex to retained earnings:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
549,152,209	32,135	14,451,638

Proposal Three — Discharge of directors

The below are the results regarding the proposal to grant discharge to the directors for their management during the past financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
549,023,400	79,433	14,533,149

Proposal Four — Re-appointment of Herman Gref

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Herman Gref	547,787,958	15,539,147	308,877

Proposal Five — Re-appointment of Arkady Volozh

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Arkady Volozh	562,886,972	437,325	311,685

Proposal Six — Cancellation of shares

The below are the results regarding the proposal to cancel Yandex’s 739,235 outstanding Class C shares:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
563,469,033	29,367	137,582

Proposal Seven — Appointment of Auditor

The below are the results regarding the proposal to ratify the selection by the Audit Committee of the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2017 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2017 financial year (to be prepared under IFRS):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
563,261,769	302,361	71,852

Proposals Eight, Nine and Ten — General designations and authorizations of the Board of Directors

The below are the results regarding the proposal to authorize the Board of Directors to issue ordinary shares and preference shares up to the respective authorized share capital of the Company for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
415,601,704	130,351,717	17,682,561

The below are the results regarding the proposal to authorize the Board of Directors to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
415,674,246	130,279,814	17,681,922

The below are the results regarding the proposal to authorize the Board of Directors for a period of 18 months to repurchase shares in Yandex up to a maximum of 20% of the issued share capital from time to time:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
514,877,375	48,683,334	75,273

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Ksenia Korneeva

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.